Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 30, 2025, GCL Global Holdings Ltd (“GCL”) announced that its indirect wholly-owned subsidiary, Epicsoft Asia Pte. Ltd. (the “Offeror”), made a voluntary conditional cash offer to acquire 100% of the issued shares of Ban Leong Technologies Limited (“Ban Leong”) (SGX: B26) at S$0.6029 per share (approximately US$0.4484). The total estimated consideration for the transaction is approximately US$48.3 million, which was financed through a secured term loan facility from Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and the Offeror’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global Pte Ltd, carries a tenure of five years, and bears a floating interest rate ranging from 2.5% to 7.5%. Repayments are to be made quarterly, with the final installment due in July 2030.

Ban Leong is a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand. Ban Leong serves as an authorized distributor for major brands such as Razer, NVIDIA, and Samsung. The acquisition aligns with GCL’s strategy to expand its bundled gaming product offerings and enhance its distribution network in Asia. The transaction is expected to generate revenue synergies through cross-selling opportunities and cost synergies from integrated procurement and logistics. GCL anticipates the acquisition will have a positive impact on its financial performance.

The acquisition became probable on May 27, 2025, when the Offeror received valid acceptances exceeding 50% of Ban Leong’s total issued share capital. Subsequently on July 2, 2025, the Offeror announced the successful close of its voluntary unconditional cash offer for Ban Leong. The Offeror received valid acceptance for 104,122,998 ordinary shares, representing 96.59% of the total issued share capital, at the offer price of S$0.6029 per share. As the Offeror has received valid acceptances of more than 90% of the total number of issued shares of Ban Leong, the Offeror exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. As of the date of this report, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia Pte. Ltd. and effective August 26, 2025, Ban Leong was officially delisted from the SGX-ST.

The following unaudited pro forma condensed combined balance sheet, unaudited pro forma condensed combined statement of income and comprehensive income, and the explanatory notes give effect to the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd., a wholly-owned subsidiary of GCL Global Holdings Ltd.

The unaudited pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2025 have been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. had been consummated on April 1, 2024. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 has been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. was consummated on March 31, 2025.

The unaudited pro forma condensed combined statements of income and comprehensive income combine the audited consolidated statement of income and comprehensive income of GCL for the year ended March 31, 2025 with the audited consolidated statement of income and comprehensive income of Ban Leong for the year ended March 31, 2025, giving effect to the business acquisition, as if it had occurred as of April 1, 2024.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the audited consolidated balance sheet of GCL as of March 31, 2025 with the audited consolidated balance sheet of Ban Leong as of March 31, 2025, giving effect to the business acquisition, as if it had been consummated as of March 31, 2025.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in connection with:

●	the accompanying explanatory notes to the unaudited pro forma condensed combined financial statements;

●	the audited consolidated financial statements of Ban Leong as of and for the year ended March 31, 2025 and the related notes included in this report;

●	the audited consolidated financial statements of GCL as of and for the year ended March 31, 2025 and the related notes included in GCL’s annual report on Form 20-F filed with the SEC on July 31, 2025;

●	the sections entitled “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Ban Leong Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information relating to GCL and Ban Leong.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S- X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). These pro forma adjustments were presented in separate columns after the presentation of the combined historical information of GCL and Ban Leong. The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the combination. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of a true picture of the financial position and the results of operations of the combined companies following the completion of the combination. The pro forma adjustments are subject to material change and are based upon currently available information and certain assumptions that the Company believes are reasonable.

There were no significant accounting policy differences or other items which required adjustment in the accompanying unaudited pro forma condensed combined financial statements.

GCL GLOBAL HOLDINGS LTD AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2025

	GCL	Ban Leong	Ban Leong	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	S$	$	$		$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	18,247,380	21,053,603	15,659,058	(9,777,339)	a	24,129,099
Restricted cash	3,131,335	-	-	-		3,131,335
Accounts receivable, net	25,761,683	22,685,598	16,872,888	-		42,634,571
Amount due from related parties	392,334	-	-	-		392,334
Inventories, net	5,936,223	33,567,179	24,966,292	-		30,902,515
Other receivable and other current assets, net	1,733,022	4,404,891	3,276,230	-		5,009,252
Prepayments, net	6,239,861	103,415	76,917	-		6,316,778
Derivative asset	269,119	-	-	-		269,119
Loan to third party	382,024	-	-	-		382,024
Total current assets	62,092,981	81,814,686	60,851,385	(9,777,339)		113,167,027

NONCURRENT ASSETS
Property and equipment, net	380,315	663,357	493,386	-		873,701
Definite-lived intangible assets, net	2,207,852	-	-	4,462,626	c	6,670,478
Indefinite-lived intangible assets	14,324,323	-	-	-		14,324,323
Goodwill	2,990,394	-	-	7,810,460	c	10,800,854
Long-term investments	15,435,274	-	-	-		15,435,274
Prepayments, a related party	3,000,000	-	-	-		3,000,000
Operating leases right-of-use assets	442,376	2,976,712	2,213,992	-		2,656,368
Finance leases right-of-use assets	363,008		-	-		363,008
Deferred tax assets, net	351,060	35,315	26,266	-		377,326
Total noncurrent assets	39,494,602	3,675,384	2,733,644	12,273,086		54,501,332

TOTAL ASSETS	101,587,583	85,490,070	63,585,029	2,495,747		167,668,359

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank Loans, current	10,500,085	2,242,598	1,667,979	3,704,410	a, b	15,872,474
Accounts payable	28,389,357	24,641,332	18,327,506	-		46,716,863
Accounts payable, a related party	4,567,337	-	-	-		4,567,337
Contract liabilities	505,323	-	-	-		505,323
Other payables and accrued liabilities	4,702,791	5,345,222	3,975,621	464,857	b	9,143,269
Operating lease liabilities, current	376,751	859,401	639,197	-		1,015,948
Contingent consideration for acquisition, current	1,121,006	-	-	-		1,121,006
Finance leases liabilities, current	84,528	-	-	-		84,528
Amount due to related parties	683,338	-	-	-		683,338
Tax payables	1,417,173	574,501	427,297	-		1,844,470
Total current liabilities	52,347,689	33,663,054	25,037,600	4,169,267		81,554,556

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	110,368	2,257,549	1,679,099	-		1,789,467
Finance leases liabilities, non-current	164,606	-	-	-		164,606
Bank Loans, non-current	1,421,139	-	-	34,391,537	a, b	35,812,676
Contingent investment consideration payable	7,500,000	-	-	-		7,500,000
Derivative liabilities, non-current	3,086,519	-	-	-		3,086,519
Deferred tax liabilities	-	-	-	803,273	c	803,273
Total non-current liabilities	12,282,632	2,257,549	1,679,099	35,194,810		49,156,541

TOTAL LIABILITIES	64,630,321	35,920,603	26,716,699	39,364,077		130,711,097

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary share, par value $0.0001; 500,000,000 shares authorized, 126,276,372 shares issued as of March 31, 2025, and 121,947,978 outstanding as of March 31, 2025*	12,196	11,173,106	8,310,231	(8,310,231)	d	12,196
Treasury Shares	-	(2,722,887)	(2,025,204)	2,025,204	d	-
Returned Shares	-	(104,822)	(77,964)	77,964	d	-
Additional paid-in capital	18,149,582	-	-	-	d	18,149,582
Other reserve	-	65,685	48,855	(48,855)	d	-
Retained earnings	17,513,985	39,579,622	29,438,172	(29,438,172)	d	17,513,985
Accumulated other comprehensive income (loss)	178,312	(447,720)	(332,999)	332,999	d	178,312
TOTAL GCL Global Holdings Ltd shareholders' equity	35,854,075	47,542,984	35,361,091	(35,361,091)		35,854,075

Non-controlling interests	1,103,187	2,026,483	1,507,239	(1,507,239)	d	1,103,187

TOTAL SHAREHOLDERS' EQUITY	36,957,262	49,569,467	36,868,330	(36,868,330)		36,957,262

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	101,587,583	85,490,070	63,585,029	2,495,747		167,668,359

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

GCL GLOBAL HOLDINGS LTD AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Income and Comprehensive Income

For the Year Ended March 31, 2025

	GCL	Ban Leong	Ban Leong	Pro Forma Adjustments	Notes	Pro Forma Combined
	$	S$	$	$		$
REVENUES	142,072,586	193,626,934	144,713,703	-		286,786,289

COST OF REVENUES	(120,829,225)	(176,778,439)	(132,121,404)	-		(252,950,629)

GROSS PROFIT	21,243,361	16,848,495	12,592,299	-		33,835,660

OPERATING EXPENSES
Selling and marketing	(2,568,702)	(8,051,604)	(6,017,641)	-		(8,586,343)
General and administrative	(15,438,447)	(4,842,891)	(3,619,501)	(72,522)	e	(19,130,470)
Total operating expenses	(18,007,149)	(12,894,495)	(9,637,142)	(72,522)		(27,716,813)
				-		-
INCOME (LOSS) FROM OPERATIONS	3,236,212	3,954,000	2,955,157	(72,522)		6,118,847

OTHER INCOME (EXPENSE)
Other income, net	867,823	1,054,051	787,781	-		1,655,604
Interest expense, net	(2,255,934)	(55,951)	(41,817)	(1,660,967)	b, f	(3,958,718)
Change in fair value of contingent consideration for acquisition	(545,428)	-	-	-		(545,428)
Change in fair value of convertible notes	5,254,103	-	-	-		5,254,103
Change in fair value of derivative liabilities	(378,683)	-	-	-		(378,683)
TOTAL OTHER INCOME (EXPENSE)	2,941,881	998,100	745,964	(1,660,967)		2,026,878

INCOME (LOSS) BEFORE INCOME TAXES	6,178,093	4,952,100	3,701,121	(1,733,489)		8,145,725

INCOME TAXES EXPENSE	(1,128,672)	(893,015)	(667,425)	-		(1,796,097)

NET INCOME (LOSS)	5,049,421	4,059,085	3,033,696	(1,733,489)		6,349,628

Less: net (loss) income attributable to non-controlling interests	(538,204)	50,334	37,619	-		(500,585)

NET INCOME (LOSS) ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD'S SHAREHOLDERS	5,587,625	4,008,751	2,996,077	(1,733,489)		6,850,213

NET INCOME (LOSS)	5,049,421	4,059,085	3,033,696	(1,733,489)		6,349,628

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	312,217	706,194	527,798	-		840,015

COMPREHENSIVE INCOME (LOSS)	5,361,638	4,765,279	3,561,494	(1,733,489)		7,189,643

Less: total comprehensive (loss) income attributable to noncontrolling interests	(522,820)	179,111	133,865	-		(388,955)

Total comprehensive income (loss) attributable to GCL Global Holdings Ltd's shareholders	5,884,458	4,586,168	3,427,629	(1,733,489)		7,578,598

INCOME PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	0.05					0.06

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	107,156,840					107,156,840

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

GCL GLOBAL HOLDINGS LTD AND SUBSIDEARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Expressed in U.S. dollar, except for the number of shares, or otherwise noted)

1. Basis of presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and the related notes thereto of Ban Leong (included herein) as well as those of GCL. The audited consolidated financial statements referred to above for GCL were included in the Annual Report on Form 20-F for the year ended March 31, 2025. The audited consolidated financial statements referred to above for Ban Leong are contained herein.

The unaudited pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2025 have been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. had been consummated on April 1, 2024. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 has been prepared as if the mergers of Ban Leong Technologies Limited and Epicsoft Asia Pte. Ltd. was consummated on March 31, 2025.

2. Preliminary Purchase Price Allocation

GCL accounted for the acquisition of Ban Leong as a business combination under U.S. GAAP. The total consideration transferred was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The purchase price exceeded the net fair value of the identifiable assets, resulting in the recognition of goodwill, which primarily reflects the expected synergies from combining operations and Ban Leong’s established market position.

The following table summarizes the total consideration paid to acquire 100% of Ban Leong’s issued share capital:

March 31, 2025
Total cash consideration paid	$48,338,143

●	The total cash consideration of approximately US$48.3 million was determined based on the offer price of S$0.6029 per share (approximately US$0.4484), applied to all outstanding shares of Ban Leong as of offeror’s announcement was 107,796,700 Shares (excluding 8,703,300 treasury shares and 681,818 returned shares). The acquisition was financed through a HSBC term loan facility of S$52 million (approximately US$38.7 million) and Offeror’s cash on hand of S$13 million (approximately US$9.6 million).

●	No contingent consideration was included in the transaction, as the offer was structured as an unconditional cash purchase.

●	Therefore, the total consideration transferred is US$48.3 million.

The following table summarizes the fair value of the identifiable net assets of Ban Leong as of March 31, 2025:

	As of March 31, 2025
	(Book Value)		(Fair Value)
	S$	$	$
Identifiable assets acquired:
Cash and cash equivalents	21,053,603	15,659,058	15,659,058
Accounts receivable, net	22,685,598	16,872,888	16,872,888
Inventories, net	33,567,179	24,966,292	24,966,292
Other receivable and other current assets, net	4,404,891	3,276,230	3,276,230
Prepayments, net	103,415	76,917	76,917
Property and equipment, net	663,357	493,386	493,386
Definite-lived intangible assets, net	-	-	4,462,626
Operating leases right-of-use assets	2,976,712	2,213,992	2,213,992
Deferred tax assets, net	35,315	26,266	26,266
Total identifiable assets acquired:	85,490,070	63,585,029	68,047,655

Liabilities assumed:
Bank Loans, current	2,242,598	1,667,979	1,667,979
Accounts payable	24,641,332	18,327,506	18,327,506
Other payables and accrued liabilities	5,345,222	3,975,621	3,975,621
Operating lease liabilities, current	859,401	639,197	639,197
Tax payables	574,501	427,297	427,297
Operating lease liabilities, non-current	2,257,549	1,679,099	1,679,099
Deferred tax liabilities	-	-	803,273
Total Liabilities assumed	35,920,603	26,716,699	27,519,972

Total identifiable net assets acquired	49,569,467	36,868,330	40,527,683

Goodwill is recognized as a separate asset as the aggregate of (1) the consideration transferred (in accordance with ASC 805, generally at acquisition-date fair value), (2) the fair value of any non-controlling interests, and (3) the fair value of the acquirer’s previously-held equity interest, less the fair value of the net identifiable assets. The pro forma balance sheet includes preliminary goodwill of US$7,810,460, representing the excess of purchase consideration over the fair value of identifiable net assets acquired. This amount is subject to final adjustment during the measurement period, not to exceed one year post-acquisition.

As of March 31, 2025
Fair value of the consideration	$48,338,143
Less: Recognized value of the identifiable net assets acquired	40,527,683
Goodwill recognized on consolidated level	$7,810,460

3. Translation of foreign currency

The audited financial information of Ban Leong was presented in Singapore dollars (“S$”). The statement of income and comprehensive income of Ban Leong is translated to US$ at the average exchange rate during the reporting period. The balance sheet of Ban Leong is translated to US$ at the applicable exchange rates as of March 31, 2025. The following table outlines the exchange rates between S$ and US$ used for translation.

Exchange rates on March 31, 2025	S$1.3445 per US$
Average exchange rates for the year ended March 31, 2025	S$1.3380 per US$

4. Pro forma adjustments

Adjustments included in the pro forma adjustments’ column of the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of income and comprehensive income include the following:

a.	Reflects adjustments to record the proceeds from the HSBC term loan facility of US$38,676,088, the payment of total consideration of US$48,338,143 for the acquisition, and the payment of US$115,284 structuring fee in according to the HSBC term loan facility agreement;

b.	Reflects adjustments to record the capitalization of structuring fee of US$580,141 associated with the HSBC term loan facility. Of this amount, US$115,284 is payable upon the signing of the loan agreement, while the remaining US$464,857 is due on or before February 26, 2026.

c.	Reflects adjustments to record the fair value of identifiable intangible, specifically customer relationships, assets totaling US$4,462,626, the recognition of a corresponding deferred tax liability of US$803,273 arising from the difference between the tax base and the accounting basis of the intangible assets, and the resulting goodwill of US$7,810,460 recognized upon completion of the acquisition.

d.	Reflects the adjustments to record the elimination of GCL’s long-term investment of Ban Leong and Ban Leong’s net asset.

e.	Reflects the adjustments to record the amortization of the intangible assets of US$72,522. According to ASC350-30-35-6, the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The Company amortized the intangible assets based on the respective cashflow that the consumer relationships will contribute each year.

f.	Reflects the adjustments to record the interest expense of US$1,660,967 related to the HSBC term loan facility.